July 25, 2024

Q2 2024 Results In Line with Updated Guidance; $100m Share Buyback Announced
• Reports Q2 2024 SUBLOCADE® Net Revenue (NR) of $192m (+24% versus Q2 2023)
• Announces new $100m share repurchase program
• Announces expected settlement of certain opioid litigation (See Notes 11 and 13).

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018)
Comment by Mark Crossley, CEO of Indivior PLC
“Our second quarter results are in line with our July 9th business update and reflect +24% NR growth for SUBLOCADE (buprenorphine extended-release injection). The underlying demand for this transformative treatment for moderate-to-severe opioid use disorder (OUD) remains strong in a market that continues to be heavily under-treated. As previously announced, SUBLOCADE’s Q2 growth was adversely impacted by transitory items, including Medicaid patient disenrollment dynamics, lower channel stocking and longer sales lead times for new criminal justice system accounts. We incorporated these items into our FY 2024 guidance that we updated earlier this month. We remain confident that we will deliver on our objectives for SUBLOCADE, which include achieving a NR run rate of $1 billion as we exit 2025 and peak annual NR of greater than $1.5 billion.
Separately, we took the difficult decision earlier this month to end sales and marketing of PERSERIS® due to impending market changes that would make the product no longer financially viable.
While 2024 has proved to be a more challenging year than we had anticipated, we remain highly confident in the underlying fundamentals of our business and strategy, and that we are on a clear path to create substantial shareholder value. Reflecting our confidence, we are today announcing a new $100m share repurchase program which we intend to execute over an accelerated time frame."
Expected Settlement of Opioid Litigation
Indivior continues to address legacy litigation to create greater certainty for all stakeholders. Today, the Group announces an expected settlement related to opioid litigation, including certain parties in the opioid multi-district litigation (MDL). The Group has recorded a related provision of $75m, reflecting the net present value (NPV) at the risk-free rate of the agreed amount with the plaintiffs' executive committee and certain state attorneys general, expected to be paid over a five-year period. The parties to the settlement still must negotiate material terms and conditions of the final settlement agreement, which Indivior expects to resolve in due course. Upon final settlement, the provision will be reclassified to a liability and the NPV will be remeasured using a risk-adjusted rate and likely adjusted down to approximately $65m, reflecting the Group’s cost of debt versus the risk-free rate used to record the provision (See Notes 11 and 13).

Period to June 30th (Unaudited)	Q2 2024 $m	Q2 2023 $m	% Change	H1 2024 $m	H1 2023 $m	% Change
Net Revenue	299	276	8%	583	529	10%
Operating (Loss) / Profit	(132)	61	NM	(67)	118	NM
Net (Loss)/Income	(107)	39	NM	(60)	83	NM
Diluted EPS ($)	$(0.79)	$0.27	NM	$(0.44)	$0.59	NM
Adjusted Basis
Adj. Operating Profit[1]	79	71	11%	149	142	5%
Adj. Net Income[1]	60	56	7%	111	112	-1%
Adj. Diluted EPS[1] ($)	$0.44	$0.39	13%	$0.81	$0.79	3%
1 Adjusted Basis excludes the impact of exceptional items and other adjustments as referenced and reconciled in the "Adjusted Results" appendix on page 28. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with International Financial Reporting Standards ("IFRS").
The "Company" refers to Indivior PLC and the "Group" refers to the Company and its consolidated subsidiaries.

H1/ Q2 2024 Financial Highlights
•H1 2024 total net revenue (NR) of $583m increased 10% (H1 2023: $529m); Q2 2024 total NR of $299m increased 8% (Q2 2023: $276m).
•H1 2024 reported operating loss was $67m (H1 2023 operating profit: $118m); Q2 2024 reported operating loss was $132m (Q2 2023 operating profit: $61m). H1 2024 adjusted operating profit of $149m increased 5% (Adjusted H1 2023: $142m). Q2 2024 adjusted operating profit of $79m increased 11% (Adjusted Q2 2023: $71m).
•H1 2024 reported net loss was $60m (H1 2023 net income: $83m); Q2 2024 reported net loss was $107m (Q2 2023 net income: $39m). H1 2024 adjusted net income was $111m (Adjusted H1 2023: $112m). Q2 2024 adjusted net income of $60m increased 7% (Adjusted Q2 2023: $56m).
•Cash and investments totaled $405m at the end of H1 2024 (including $26m restricted for self-insurance) (FY 2023: $451m). The decrease was primarily due to the Group's litigation settlement payments of $70m and share repurchases of $70m, partly offset by cash inflow from operating activities.
H1/ Q2 2024 Product Highlights
•SUBLOCADE: H1 2024 NR of $371m (+29% vs. H1 2023); Q2 2024 NR of $192m (+24% vs. Q2 2023 and +7% vs. Q1 2024). Continued growth primarily reflects further organized health system (OHS) and justice system channel penetration in the U.S. resulting in increased new U.S. patient enrollments. Q2 2024 U.S. units dispensed were approx. 155,700 (+25% vs. Q2 2023 and +5% vs. Q1 2024). Total U.S. patients on a 12-month rolling basis at the end of Q2 2024 were approximately 160,400 (+49% vs. Q2 2023 and +7% vs. Q1 2024).
•OPVEE® (nalmefene) nasal spray: Q2 2024 NR was modest (under $1m); near-term launch focus is on supporting policy changes to enable nalmefene opioid rescue treatments, increasing product trial among targeted users and readying supply for the U.S. Biomedical Advancement Research and Development Authority (BARDA).
•PERSERIS (risperidone) extended release injection: H1 2024 NR of $23m (+21% vs. H1 2023); Q2 2024 NR of $13m (+18% vs. Q2 2023 and +18% vs. Q1 2024). As previously announced, sales and marketing of PERSERIS have been discontinued.
•SUBOXONE® (buprenorphine/naloxone) Film: U.S. share in Q2 2024 averaged 16% (Q2 2023: 19%).
FY 2024 Guidance
On July 9th, the Group updated its financial guidance for FY 2024 to reflect continued near-term adverse market dynamics impacting SUBLOCADE NR growth as well as the initial commercial adoption of OPVEE and the cessation of PERSERIS sales and marketing. The guidance set out is unchanged from the July 9th guidance. At the midpoint, the Group expects solid adjusted operating profit growth of 12% and adjusted operating margin expansion of approximately 100 basis points.
Guidance assumes no material change in exchange rates for key currencies compared with FY 2023 average rates, notably USD/GBP and USD/EUR.

FY 2024
Net Revenue (NR)	$1,150m to $1,215m (+8% at midpoint vs. FY 2023)
SUBLOCADE NR	$765m to $805m (+25% at midpoint vs. FY 2023)
OPVEE NR	$9m to $14m1
PERSERIS NR	$27m to $33m
SUBOXONE Film Market Share	Assumes historic rate of share decline in FY 2024 of 1 to 2 percentage points and the potential impact from a fourth buprenorphine/naloxone sublingual film generic in the U.S. market
Adjusted Gross Margin	Low to mid-80s % range
Adjusted SG&A	($550m) to ($560m)
R&D	($120m) to ($130m)
Adjusted Operating Profit	$285m to $320m (+12% at midpoint vs. FY 2023)
1 OPVEE NR guidance for FY 2024 includes approximately $8m as part of a multi-year agreement with the U.S. Biomedical Advancement Research and Development Authority (BARDA).

Primary U.S. Listing Complete
On June 27th 2024, Indivior transitioned its primary listing to the U.S. from the U.K. with the transfer of the Group’s listing category on the Official List of the UK Financial Conduct Authority (FCA) from “Premium Listing (commercial company)” to “Standard Listing (shares).” The Group believes a primary U.S. listing is beneficial to Indivior stakeholders because it is better aligned with its current and future growth opportunities, is expected to attract more U.S. investors and analysts, permits inclusion in U.S. indices over time and reflects the growing proportion of its share capital owned by U.S. based investors. The Board intends to maintain Indivior's U.K. listing as a secondary listing.
On July 11th, 2024, the FCA published its policy statement PS24/6 (“Primary Markets Effectiveness Review: Feedback to CP23/31 and final UK Listing Rules") setting out a series of final reforms to the FCA’s Listing Rules to take effect on July 29th, 2024, including the removal of the current “Premium” and “Standard” listing categories and the introduction of new listing categories in their place. Pursuant to these reforms, as an English-incorporated company with an existing “Standard” listing, Indivior expects that it will be mapped to the new “Equity Shares (Transition)” category on July 29th, 2024. Indivior’s inclusion in the new “Equity Shares (Transition)” category will not impact the location of Indivior’s primary listing in the U.S. and Indivior expects that the overall burden of compliance for it under the new “Equity Shares (Transition)” category will be substantially equivalent to that of the current “Standard Listing (shares)” category.
Share Repurchase Programs
On November 17th, 2023, Indivior announced a share repurchase program of up to $100m. Through July 12, 2024, the Group repurchased and canceled 5,499,528 Indivior ordinary shares, equivalent to approximately 4% of diluted shares outstanding, at a daily weighted average purchase price of 1,357p. The cost was approximately $95m, which includes directly attributable transaction costs. The Group now expects to conclude this program by the end of July (see today's separate announcement and Note 15).
The Group also announces today that the Board has approved a new non-discretionary $100m share repurchase program that is expected to commence immediately upon the conclusion of the Group's current $100m share repurchase program. This new program will be executed over an accelerated time frame (see today's separate announcement for more details).
U.S. OUD Market Update
In Q2 2024, U.S. buprenorphine medication-assisted treatments (BMAT) grew in mid-single digits in volume terms. The Group continues to expect long-term U.S. growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions, such as the late 2022 enactment of the Mainstreaming Addiction Treatment Act, that have expanded OUD treatment funding and treatment capacity. The Group believes these regulatory and legislative actions will help to normalize the view of addiction as a chronic disease and expand access to evidence-based buprenorphine treatment in the U.S. and supports these actions.
Financial Performance in H1/Q2 2024
Total NR in H1 2024 increased 10% to $583m (H1 2023: $529m) at actual exchange rates (+10% at constant exchange rates1). In Q2 2024, total NR increased 8% to $299m (Q2 2023: $276m) at actual exchange rates (+9% at constant exchange rates).
U.S. NR increased 14% in H1 2024 to $494m (H1 2023: $435m) and by 12% in Q2 2024 to $254m (Q2 2023: $226m). Strong year-over-year SUBLOCADE volume growth primarily drove the increases in NR in both periods. Pricing was not a material factor in NR growth.
Rest of World (ROW) NR decreased 5% at actual exchange rates in H1 2024 to $89m (H1 2023: $94m) (-5% at constant exchange rates1). In Q2 2024, ROW NR decreased 10% at actual exchange rates to $45m (Q2 2023: $50m) (-8% at constant exchange rates1). In both periods, positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE Film) were more than offset by the timing of shipments of certain legacy tablet products, along with ongoing generic erosion of the legacy tablet business and elevated stocking in Q2 2023. H1 2024 SUBLOCADE / SUBUTEX Prolonged Release NR in ROW increased 25% to $25m (H1 2023: $20m) and in Q2 2024 NR increased 30% to $13m (Q2 2023: $10m) at actual exchange rates.
Gross margin as reported in H1 2024 was 76% (H1 2023: 83%) and 69% in Q2 2024 (Q2 2023: 82%). H1 2024 and Q2 2024 included $41m of exceptional costs related to the discontinuation of sales and marketing for PERSERIS. In
1 Net revenue at constant exchange rates is an alternative performance measure used by management to evaluate underlying performance of the business and is calculated by applying the prior year exchange rate to current year net revenue in the currencies of the foreign entities.

addition, adjustments for amortization of acquired intangible assets within cost of sales of $6m in H1 2024 and $3m in Q2 2024 were also included in the reported gross margin. Excluding these exceptional costs and adjustments, adjusted gross margin was 84% in both H1 2024 and Q2 2024 (H1 2023 and Q2 2023: 84% and 83%, respectively). The adjusted gross margin in H1 2024 primarily reflects improved product mix from the continued growth of SUBLOCADE offset by cost inflation. Additionally, both periods benefited from favorable manufacturing variances.
SG&A expenses as reported in H1 2024 were $457m (H1 2023: $264m) and $311m in Q2 2024 (Q2 2023: $133m). H1 2024 and Q2 2024 included $169m and $167m of exceptional items, respectively, (H1 2023 and Q2 2023: $22m and $8m, respectively). See "Appendix" for adjusted results details of exceptional SG&A expenses for H1 and Q2 2024 and 2023, which include expenses related to completed and proposed legal settlements, the acquisition of Opiant Pharmaceuticals, Inc. and the aseptic manufacturing site, the U.S. listing, and the discontinuation of sales and marketing for PERSERIS.
Excluding exceptional items, H1 2024 adjusted SG&A expense increased 19% to $288m (Adjusted H1 2023: $242m); Q2 2024 adjusted SG&A expense increased 15% to $144m (Adjusted Q2 2023: $125m). The increases in both periods primarily reflect greater sales and marketing investments primarily related to SUBLOCADE, OPVEE launch expenses and cost inflation.
R&D expenses in H1 2024 and Q2 2024 were $54m and $27m, respectively (H1 2023: $59m; Q2 2023: $32m), and represented decreases of 8% and 16%, respectively. The decreases in both periods were primarily due to phasing of activity related to post-marketing studies for SUBLOCADE, partially offset by investments to advance the Group's pipeline assets.
Operating loss as reported was $67m in H1 2024 (H1 2023 operating profit: $118m). The change on a reported basis reflects higher NR offset by lower gross margin and investments in sales and marketing primarily related to SUBLOCADE.(see "Appendix" for adjusted results details of exceptional expenses included in operating profit.)
After excluding exceptional items and other adjustments of $216m and $24m in H1 2024 and H1 2023, respectively, H1 2024 adjusted operating profit increased 5% to $149m (H1 2023: $142m). The increase primarily reflects higher total NR partially offset by increased SG&A expenses.
Q2 2024 operating loss as reported was $132m (Q2 2023 operating profit: $61m). On an adjusted basis, Q2 2024 operating profit increased 11% to $79m (adjusted Q2 2023: $71m), excluding exceptional costs and other adjustments of $211m (Q2 2023: $10m). The increase on an adjusted basis primarily reflected the same factors as noted above.
Net finance expense was $5m in H1 2024 (H1 2023: $2m income) reflecting a decrease in interest income on lower cash and investment balances.
Reported tax benefit was $12m in H1 2024 and the effective tax rate was 17% (H1 2023 tax expense/rate: $37m, 31%). H1 2024 adjusted tax expense was $33m, and the adjusted effective tax rate was 23% (H1 2023 adjusted tax expense/rate: $32m, 22%). The adjusted results exclude tax benefits on exceptional items and other adjustments. The movement in the effective tax rate on adjusted profits was impacted by an increase in the U.K. corporation tax rate from 23.5% to 25%. The Q2 2024 reported tax benefit was $28m, and the effective tax rate was 21% (Q2 2023: $23m, 37%). The tax expense on Q2 2024 adjusted profits was $16m, and the adjusted effective tax rate was 21%. The tax expense on Q2 2023 adjusted profits amounted to $16m, for a comparable adjusted effective tax rate of 22%.
Reported net loss in H1 2024 was $60m and adjusted net income was $111m (H1 2023 reported net income: $83m, adjusted net income: $112m). The 1% decrease in net income on an adjusted basis primarily reflected the increase in operating expense, partly offset by higher total NR. Q2 2024 net loss on a reported basis was $107m (Q2 2023: net income $39m), and net income of $60m on an adjusted basis excluding the net after-tax impact from exceptional items and other adjustments (Adjusted Q2 2023: $56m). Higher Q2 2024 net income on an adjusted basis was primarily due to strong NR growth.
Diluted (losses) earnings per share were $(0.44) on a reported basis and $0.81 on an adjusted basis in H1 2024 (H1 2023: $0.59 diluted earnings per share and $0.79 adjusted diluted earnings per share). In Q2 2024, diluted losses per share and adjusted diluted earnings per share were $(0.79) and $0.44, respectively (Q2 2023: $0.27 earnings per share on a diluted basis and $0.39 earnings per share adjusted diluted basis).

Balance Sheet & Cash Flow
Cash and investments totaled $405m at the end of Q2 2024, a decrease of $46m versus the $451m position at the end of 2023. The decrease was primarily due to the Group's litigation settlement payments of $70m and share repurchases of $70m, partly offset by cash inflow from operating activities.
Net working capital, defined by management as inventory plus trade receivables, less trade and other payables, was negative $379m on June 30, 2024, versus negative $347m at the end of FY 2023.
Cash generated from operations in H1 2024 was $82m (H1 2023 cash used in operations: $26m), reflecting ongoing operating performance partially offset by scheduled litigation payments. Excluding litigation settlement payments, cash generated from operations in H1 2024 was $152m. The H1 2024 reported operating outflow primarily relates to litigation settlements not yet paid. Net cash flow from operating activities was $33m in H1 2024 (H1 2023 cash outflow: $55m) primarily reflecting cash generated from operations less tax payments.
Cash inflow from investing activities in H1 2024 was $27m (H1 2023 cash outflow: $103m) reflecting the net reduction in invested liquidity, partially offset by capital expenditure. In the prior year period, the outflow from investing activities primarily reflected the Opiant acquisition, net of cash assumed, partially offset by a net reduction in invested liquidity.
Cash outflow from financing activities in H1 2024 was $74m (H1 2023 cash outflow: $24m) primarily reflecting shares repurchased and canceled. In the prior year period, the outflow from financing activities primarily reflected shares repurchased and canceled and the extinguishment of debt assumed in the Opiant acquisition.
Principal Risks Update
The principal risks facing the Group for the second half of 2024 are expected to be consistent with those disclosed in the 2023 Annual Report and Accounts.
Exchange Rates
The average and period end exchange rates used for the translation of currencies into U.S. dollars that have most significant impact on the Group’s results were:

	6 Months to June 30, 2024	6 Months to June 30, 2023
GB £ period end	1.2626	1.2648
GB £ average rate	1.2654	1.2329

€ Euro period end	1.0682	1.0911
€ Euro average	1.0815	1.0807
Webcast Details
A live webcast presentation will be held on July 25, 2024, at 13:00 GMT (8:00 am EDT) hosted by Mark Crossley, CEO. The details are below. All materials will be available on the Group’s website prior to the event at www.indivior.com. Please copy and paste the below web links into your browser.
The webcast link: https://edge.media-server.com/mmc/p/jpgy4cd9

Participants may access the presentation telephonically by registering with the following link (please cut and paste into your browser):
https://register.vevent.com/register/BIdf08b662a5f24248bf5f8677f59ef713
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)

For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com
Corporate Website    www.indivior.com
This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for or otherwise acquire or dispose of shares in the Group to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation.
The person responsible for making this announcement is Kathryn Hudson, Company Secretary.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/Indivior.

Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, express and implied statements regarding: the Indivior Group’s financial guidance including operating and profit margins for 2024 and its medium- and long-term growth outlook, including the expected duration of factors affecting revenues including Medicaid disenrollments, lower channel stocking, and longer sales lead times for new criminal justice system accounts; our expectations regarding the expected final terms, scope, and settlement related to the provision we recorded regarding opioid litigation (including the MDL) brought by certain municipalities and tribal nations; assumptions regarding expected changes in share and expectations regarding the extent and impact of competition; assumptions regarding future exchange rates; strategic priorities, strategies for value creation, and operational goals; expected future growth and expectations for sales levels for particular products, and expectations regarding the future impact of factors that have affected sales in the past; expected growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding future production at the Group’s Raleigh, North Carolina manufacturing facility; expected benefits of a primary U.S. listing and our intention to retain a secondary listing on the London Stock Exchange; the expected amount of shares the Group will repurchase, and the timing of such repurchases; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," “strategy,” “target,” “guidance,” “outlook,” “potential,” "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; legal and market restrictions that may limit how quickly we can repurchase our shares; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, most of which contain controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; competition; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as armed conflicts and pandemics; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets; and volatility in our share price due to factors unrelated to our operating performance or that may result from the potential move of our primary listing to the U.S.
Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Unaudited condensed consolidated interim income statement

		Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	Notes	$m	$m	$m	$m
Net Revenue	2	299	276	583	529
Cost of sales		(93)	(50)	(139)	(89)
Gross Profit		206	226	444	440
Selling, general and administrative expenses	3	(311)	(133)	(457)	(264)
Research and development expenses	3	(27)	(32)	(54)	(59)
Net other operating income		—	—	—	1
Operating (Loss)/Profit		(132)	61	(67)	118
Finance income	4	6	11	13	21
Finance expense	4	(9)	(10)	(18)	(19)
Net Finance (Expense)/Income		(3)	1	(5)	2
(Loss)/Profit Before Taxation		(135)	62	(72)	120
Income tax income/(expense)	5	28	(23)	12	(37)
Net (Loss)/Income		(107)	39	(60)	83

Earnings per ordinary share (in dollars)
Basic (loss)/earnings per share	6	$(0.79)	$0.28	$(0.44)	$0.61
Diluted (loss)/earnings per share	6	$(0.79)	$0.27	$(0.44)	$0.59
Unaudited condensed consolidated interim statement of comprehensive income

	Q2 2024	Q2 2023	2024	2023
For the three and six months ended June 30	$m	$m	$m	$m
Net (loss)/income	(107)	39	(60)	83
Other comprehensive loss
Items that may be reclassified to profit or loss in subsequent years:
Foreign currency translation adjustment, net	1	4	(2)	4
Other comprehensive (loss)/income	1	4	(2)	4
Total comprehensive (loss)/income	(106)	43	(62)	87

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim balance sheet

		Jun 30, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	Notes	$m	$m
ASSETS
Non-current assets
Intangible assets	7	218	234
Property, plant and equipment		74	82
Right-of-use assets		33	33
Deferred tax assets	5	290	267
Investments	8	26	41
Other assets	9	30	28
		671	685
Current assets
Inventories		171	142
Trade receivables		259	254
Other assets	9	33	457
Current tax receivable	5	22	—
Investments	8	77	94
Cash and cash equivalents		302	316
		864	1,263
Total assets		1,535	1,948

LIABILITIES
Current liabilities
Borrowings	10	(3)	(3)
Provisions	11	(34)	(408)
Other liabilities	11	(148)	(125)
Trade and other payables	14	(809)	(743)
Lease liabilities		(10)	(9)
Current tax liabilities	5	(8)	(18)
		(1,012)	(1,306)
Non-current liabilities
Borrowings	10	(235)	(236)
Provisions	11	(62)	(5)
Other liabilities	11	(314)	(367)
Lease liabilities		(33)	(34)
		(644)	(642)
Total liabilities		(1,656)	(1,948)
Net liabilities		(121)	—

EQUITY
Capital and reserves
Share capital	15	67	68
Share premium		11	11
Capital redemption reserve		9	7
Other reserve		(1,295)	(1,295)
Foreign currency translation reserve		(37)	(35)
Retained earnings		1,124	1,244
Total equity		(121)	—
1The unaudited condensed consolidated interim balance sheet as of December 31, 2023 was retrospectively adjusted during Q1 2024 to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 1 and Note 17.
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in equity

	Notes	Share capital	Share premium	Capital redemption reserve	Other reserve	Foreign currency translation reserve	Retained earnings	Total equity
		$m	$m	$m	$m	$m	$m	$m
Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive income
Net income		—	—	—	—	—	83	83
Other comprehensive loss		—	—	—	—	4	—	4
Total comprehensive income		—	—	—	—	4	83	87
Transactions recognized directly in equity
Shares issued		1	1	—	—	—	—	2
Share-based plans		—	—	—	—	—	11	11
Settlement of tax on equity awards		—	—	—	—	—	(21)	(21)
Shares repurchased and canceled		—	—	—	—	—	(11)	(11)
Transfer to share repurchase liability		—	—	—	—	—	9	9
Taxation on share-based plans		—	—	—	—	—	(11)	(11)
Balance at June 30, 2023		69	9	6	(1,295)	(35)	1,363	117

Balance at January 1, 2024		68	11	7	(1,295)	(35)	1,244	—
Comprehensive income
Net loss		—	—	—	—	—	(60)	(60)
Other comprehensive loss		—	—	—	—	(2)	—	(2)
Total comprehensive loss		—	—	—	—	(2)	(60)	(62)
Transactions recognized directly in equity
Shares issued		1	—	—	—	—	—	1
Share-based plans		—	—	—	—	—	11	11
Settlement of tax on equity awards		—	—	—	—	—	(20)	(20)
Shares repurchased and canceled		(2)	—	2	—	—	(70)	(70)
Transfer to share repurchase liability		—	—	—	—	—	(4)	(4)
Transfer from share repurchase liability		—	—	—	—	—	22	22
Taxation on share-based plans		—	—	—	—	—	1	1
Balance at June 30, 2024		67	11	9	(1,295)	(37)	1,124	(121)
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated cash flow statement

	2024	2023
For the six months ended June 30	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES
Operating (loss)/profit	(67)	118
Depreciation and amortization of property, plant and equipment and intangible assets[1]	30	7
Depreciation of right-of-use assets	4	5
Share-based payments	11	11
Impact from foreign exchange movements	—	2
Unrealized gain on equity investment	—	(1)
Settlement of tax on employee awards	(20)	(21)
Decrease in trade receivables	(6)	(8)
Decrease/(increase) in current and non-current other assets[2]	421	(8)
Increase in inventories	(29)	(11)
Increase in trade and other payables	68	60
Decrease in provisions and other liabilities2 3	(330)	(180)
Cash generated from/(used in) operations	82	(26)
Interest paid	(17)	(17)
Interest received	12	21
Taxes paid	(44)	(33)
Net cash inflow/(outflow) from operating activities	33	(55)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired	—	(124)
Purchase of property, plant and equipment	(6)	(2)
Purchase of investments	(9)	(36)
Maturity of investments	42	64
Purchase of intangible asset	—	(5)
Net cash inflow/(outflow) from investing activities	27	(103)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(1)	(11)
Principal elements of lease payments	(4)	(4)
Shares repurchased and canceled	(70)	(11)
Proceeds from the issuance of ordinary shares	1	2
Net cash outflow from financing activities	(74)	(24)

Exchange difference on cash and cash equivalents	—	—

Net decrease in cash and cash equivalents	(14)	(182)
Cash and cash equivalents at beginning of the period	316	774
Cash and cash equivalents at end of the period	302	592
1Includes impairment and write down of intangible and tangible assets related to the discontinuation of PERSERIS sales and marketing (refer to Note 18)
2Changes in the line items current and non-current other assets and provisions and other liabilities for H1 2024 include the utilization of the Antitrust MDL liabilities (refer to Note 13) and release of related escrow funding following final court approval.
3Changes in the line item provisions and other liabilities for H1 2024 also include litigation settlement payments totaling $70m (H1 2023: $177m). $3m of interest paid on the DOJ Resolution in H1 2024 has been recorded in the interest paid line item (H1 2023: $3m).

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements
1. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Indivior PLC (the 'Company') is a public limited company incorporated on September 26, 2014 and domiciled in the United Kingdom. In these unaudited condensed consolidated interim financial statements (‘Condensed Financial Statements’), reference to the ‘Group’ means the Company and all its subsidiaries.
The Condensed Financial Statements have been prepared in accordance with U.K. adopted International Accounting Standard 34, Interim Financial Reporting. The Condensed Financial Statements have been reviewed and are unaudited and do not include all the information and disclosures required in the annual financial statements. Therefore, the Condensed Financial Statements should be read in conjunction with the Group’s Annual Report and Accounts for the year ended December 31, 2023, which were prepared in accordance with U.K. adopted International Accounting Standards and in conformity with the Companies Act 2006 as applicable to companies reporting under those standards. These Condensed Financial Statements were approved for issue on July 25, 2024.
In preparing these Condensed Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023, except for changes in estimates that are required in determining the provision for income taxes.
In 2023, the Group acquired an aseptic manufacturing facility which was accounted for as a business combination. As the acquisition was completed in late 2023, a provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. In Q1 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments are reflected in the comparative period presented in the Condensed Financial Statements in accordance with IFRS 3 Business Combinations. The effect on depreciation and other changes in the related balances from the acquisition date to December 31, 2023 was immaterial. Refer to Note 17 for a reconciliation of the previously reported provisional fair value of net assets acquired to the adjusted provisional fair value.
Effective January 1, 2024, the functional currency of Indivior U.K. Limited, one of the Group’s significant subsidiaries, changed from pound sterling to U.S. dollar (USD). This was the result of a change in the primary economic environment in which Indivior U.K. Limited operates, driven by growth of USD-denominated net revenue combined with an increase in USD-denominated costs and culminating with a shift in investing activities to USD securities. The Group determined the USD had become the dominant currency from January 2024.
The Directors have assessed the Group’s ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 11, and comply with the minimum liquidity covenant in the Group’s term loan for the period to December 2025 (the going concern period). A base case model was produced reflecting:
•Board reviewed financial plans for the period; and
•settlement of liabilities and provisions in line with contractual terms.
The Directors also assessed a ‘severe but plausible’ downside scenario which included the following key changes to the base case within the going concern period:
•the risk that SUBLOCADE will not meet revenue growth expectations by modeling a 10% decline on forecasts;
•an accelerated decline in U.S. SUBOXONE Film net revenue to generic analogues; and
•a further decline in rest of world sublingual product net revenues.
Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. Additionally, no material legal cases are expected to come to trial during the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these Condensed Financial Statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these Condensed Financial Statements.
The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The Group’s statutory financial statements for the year ended December 31, 2023, were approved by the Board of Directors on March 5, 2024 and will be delivered to the Registrar of Companies in due course. The auditor's report on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006.

2. SEGMENT INFORMATION
The Group is engaged in a single business activity, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue
Revenue is attributed geographically based on the country where the sale originates. The following table represents net revenue by country:

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
United States	254	226	494	435
Rest of World	45	50	89	94
Total	299	276	583	529
On a disaggregated basis, the Group’s net revenue by major product line:

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
SUBLOCADE®	192	155	371	287
PERSERIS®[1]	13	11	23	19
Sublingual/other[2]	94	110	189	223
Total	299	276	583	529
1Sales and marketing for PERSERIS® have been discontinued. Refer to Note 18.
2 Net revenue for OPVEE® was not material for the periods ended June 30, 2024 and has therefore been included within sublingual/other.
Non-current assets
The following table represents non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments, and other assets.

	Jun 30, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	$m	$m
United States	200	209
Rest of World	181	209
Total	381	418
1 The non-current asset balance in the United States as of December 31, 2023 was retrospectively adjusted in Q1 2024 to reflect measurement period adjustments of $2m to property, plant and equipment and $3m to intangible assets related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
3. OPERATING EXPENSES
The table below sets out selected operating costs and expense information:

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Research and development expenses	(27)	(32)	(54)	(59)

Selling and marketing expenses	(66)	(58)	(132)	(111)
Administrative and general expenses[1]	(245)	(75)	(325)	(153)
Selling, general, and administrative expenses	(311)	(133)	(457)	(264)

Depreciation and amortization[2]	(5)	(3)	(8)	(7)
1 Administrative and general expenses in the 2024 periods include costs related to a legal settlement (see notes 11 and 13), the US primary listing, the aseptic manufacturing site in Raleigh, NC (see note 17) and impacts related to discontinuation of sales and marketing for PERSERIS. Expenses in the 2023 periods include the acquisition of Opiant Pharmaceuticals, Inc. ("Opiant", Note 16) and the preparation of the additional listing of Indivior shares on Nasdaq.

2 Depreciation and amortization expense represents amounts included in research and development and selling, general and administrative expenses. In addition, depreciation and amortization expense in H1 2024 of $27m (H1 2023: $5m) and Q2 2024 of $21m (Q2 2023: $3m) for intangible assets and right-of-use assets is included within cost of sales and includes the impact of the discontinuation of sales and marketing for PERSERIS.
4. NET FINANCE (EXPENSE)/INCOME

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Finance income
Interest income on cash and cash equivalents/investments	6	11	12	21
Other finance income	—	—	1	—
Total finance income	6	11	13	21
Finance expense
Interest expense on borrowings	(6)	(7)	(12)	(13)
Interest expense on lease liabilities	—	—	(1)	(1)
Interest expense on legal matters, including the effect of discounting	(2)	(2)	(3)	(4)
Other interest expense	(1)	(1)	(2)	(1)
Total finance expense	(9)	(10)	(18)	(19)
Net finance (expense)/income	(3)	1	(5)	2
5. TAXATION
The Group calculates tax expense for interim periods using the expected full year rates, considering the pre-tax income and statutory rates for each jurisdiction. To the extent practicable, a separate estimated average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. Similarly, if different income tax rates apply to different categories of income (such as capital gains or income earned in particular industries), to the extent practicable a separate rate is applied to each individual category of interim period pre-tax income. The resulting expense is allocated between current and deferred taxes based on actual movement in deferred tax for the quarter, with the balance recorded to the current tax accounts.

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Total tax benefit (expense)	28	(23)	12	(37)
Effective tax rate (%)	21%	37%	17%	31%

In the six months ended June 30, 2024, the decrease in the effective tax rate was primarily driven by prior year disallowance of executive compensation and higher litigation expenses.

	Jun 30, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	$m	$m
Current tax receivable	22	—
Current tax liabilities	(8)	(18)
Deferred tax assets	290	267
1 The deferred tax assets balance as of December 31, 2023 has been retrospectively adjusted to reflect a measurement period adjustment related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At June 30, 2024, the Group’s net deferred tax assets of $290m relate primarily to net operating loss carryforwards, inventory costs capitalized for tax purposes, and litigation liabilities. Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenues. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered realizable, management have concluded full recognition of deferred tax assets to be appropriate and do not believe a significant risk of material change in their assessment exists in the next 12 months from the balance sheet date.
Other tax matters
The Group is subject to Pillar Two legislation effective January 1, 2024. As such, the Group performed an assessment of the potential exposure to Pillar Two income taxes including modeling of adjusted accounting data for the period ended

December 31, 2023 and a review of forecasts for the year ended December 31, 2024. Based on the assessment, the Group did not record any current tax liability related to Pillar Two. The Group has applied the recent amendment to IAS 12 which provides temporary relief to the recognition of deferred taxes relating to top-up income taxes.
As a multinational group, tax uncertainties remain in relation to Group financing, intercompany pricing, the location of taxable operations, and certain non-recurring costs. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months from the balance sheet date. Including matters under audit, an estimate of reasonably possible additional tax liabilities and interest that could arise in later periods on resolution of these uncertainties is in the range from nil to $56m.
6. EARNINGS PER SHARE
The table below sets out basic and diluted (loss) earnings per share for each period:

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$	$	$	$
Basic (loss) earnings per share	$(0.79)	$0.28	$(0.44)	$0.61
Diluted (loss) earnings per share	$(0.79)	$0.27	$(0.44)	$0.59
Weighted average number of shares
The weighted average number of ordinary shares outstanding (on a basic basis) for H1 2024 includes the favorable impact of 3,898k ordinary shares repurchased in H1 2024 and 1,413k ordinary shares repurchased from April to December 2023. See Note 15 for further discussion. Conditional awards of 1,700k and 1,761k were granted under the Group’s Long-Term Incentive Plan in H1 2024 and H1 2023, respectively.

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	thousands	thousands	thousands	thousands
Weighted average shares on a basic basis	134,848	138,101	135,293	137,098
Dilution from share awards and options	2,442	4,629	2,394	4,531
Weighted average shares on a diluted basis	137,290	142,730	137,687	141,629
7. INTANGIBLE ASSETS

	Jun 30, 2024	Dec 31, 2023 (Retrospectively adjusted1)
Intangible assets, net of accumulated amortization and impairment	$m	$m
Products in development	79	79
Marketed products	136	150
Goodwill	2	2
Software	1	3
Total	218	234
1 The goodwill balance as of December 31, 2023 was retrospectively adjusted to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
The $14m decrease in marketed products intangible assets primarily relates to the discontinuation of PERSERIS sales and marketing (refer to Note 18) which resulted in impairment of the related intangible asset of $9m.
8. INVESTMENTS

	Jun 30, 2024	Dec 31, 2023
Current and non-current investments	$m	$m
Equity securities at FVPL	9	10
Debt securities held at amortized cost	68	84
Total investments, current	77	94
Debt securities held at amortized cost	26	41
Total investments, non-current	26	41
Total	103	135

The Group’s investments in debt and equity securities do not create significant credit risk, liquidity risk, or interest rate risk. Debt securities held at amortized cost consist of investment-grade debt. As of June 30, 2024, expected credit losses for the Group’s investments held at amortized cost are deemed to be immaterial.
Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability
The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date. The following table categorizes the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value:

At June 30, 2024	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	9	—	—	9

At December 31, 2023	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10
The Group also has certain financial instruments which are not measured at fair value. The carrying value of cash and cash equivalents, trade receivables, other assets, and trade and other payables is assumed to approximate fair value due to their short-term nature. At June 30, 2024, the carrying value of investments held at amortized cost approximated the fair value. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy above.
9. CURRENT AND NON-CURRENT OTHER ASSETS

	Jun 30, 2024	Dec 31, 2023
Current and non-current other assets	$m	$m
Current prepaid expenses	18	23
Other current assets	15	434
Total other current assets	33	457
Non-current prepaid expenses	18	19
Other non-current assets	12	9
Total other non-current assets	30	28
Total	63	485
The decrease in other current assets primarily relates to release of escrow funding of $415m for the Antitrust MDL (direct purchaser and end payor class settlements) since the courts provided final approval of the settlements during Q1 2024. Refer to Note 13. Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity.
10. FINANCIAL LIABILITIES – BORROWINGS
The table below sets out the current and non-current portion obligation of the Group’s term loan:

	Jun 30, 2024	Dec 31, 2023
Term loan	$m	$m
Term loan – current	(3)	(3)
Term loan – non-current	(235)	(236)
Total term loan	(238)	(239)
*Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $5m (FY 2023: $5m).

At June 30, 2024, the term loan fair value was approximately 100% (FY 2023: 100%) of par value. The key terms of this loan in effect at June 30, 2024, are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term loan facility	USD	SOFR + 0.26% + 5.25%	2026	1%	Larger of $100m or 50% of loan balance
The term loan amounting to $243m (FY 2023: $244m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.
•Nominal interest margin is calculated as USD SOFR plus 26 bps, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%.
•There are no revolving credit commitments.
11. PROVISIONS AND OTHER LIABILITIES
Provisions

			Total			Total
	Current	Non-Current	Jun 30, 2024	Current	Non-Current	Dec 31, 2023 (Retrospectively adjusted1)
Current and non-current provisions	$m	$m	$m	$m	$m	$m
Multi-district antitrust class and state claims	—	—	—	(385)	—	(385)
Opioid litigation	(15)	(60)	(75)	—	—	—
Onerous contracts	(15)	—	(15)	(19)	(3)	(22)
False claims allegations	(4)	—	(4)	(4)	—	(4)
Other	—	(2)	(2)	—	(2)	(2)
Total provisions	(34)	(62)	(96)	(408)	(5)	(413)
1 The provision for onerous contracts as of December 31, 2023 was retrospectively adjusted during the first quarter of 2024 to reflect a measurement period adjustment related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
Multi-district antitrust class and state claims
As previously disclosed, settlement agreements were entered into during 2023 with three plaintiff classes to fully resolve certain multi-district antitrust claims. Indivior has no further obligations related to this matter.
Opioid litigation
A provision of $75m was recorded in Q2 2024, reflecting the present value of the agreed amount in a preliminary settlement between Indivior, the plaintiffs' executive committee and certain state attorneys general covering certain opioid litigation (including the Opioid MDL) brought by municipalities and tribes. The outflow of resources is expected to occur over five years. The parties still must negotiate material terms and conditions of the final settlement agreement, including structure, and scope of releases. The provision is measured using a risk free rate and will be remeasured at a risk-adjusted rate upon reaching a final settlement agreement, at which time the Group expects to make a further disclosure. Refer to Note 13.
Onerous contracts
In November 2023, the Group acquired a business consisting of a manufacturing facility, workforce, and supply contracts. The facility is obligated to fulfill contracts that existed pre-acquisition for which the expected costs are in excess of the consideration expected to be received. The Group recorded a provision for these onerous contracts in the allocation of purchase price, with a balance at the end of the quarter of $15m (FY 2023: $22m). During the quarter, net operating losses attributable to the contracts of $2m were recorded against the provision. Refer to Note 17. Manufacturing under the onerous contracts is expected to be completed during Q1 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%.
False Claims Act allegations
The Group carries a provision of $4m (FY 2023: $4m) pertaining to an outstanding False Claims Act allegation as discussed in Note 13. This matter is expected to be settled within the next 12 months.
Other
Other provisions of $2m (FY 2023: $2m) represent retirement benefit costs which are not expected to be settled within one year.

Other liabilities

			Total			Total
	Current	Non-Current	Jun 30, 2024	Current	Non-Current	Dec 31, 2023
Current and non-current other liabilities	$m	$m	$m	$m	$m	$m
DOJ resolution	(51)	(295)	(346)	(53)	(344)	(397)
Multi-district antitrust class and state claims	—	—	—	(30)	—	(30)
Other antitrust matters	(85)	—	(85)	—	—	—
Intellectual property related matters	—	—	—	(11)	—	(11)
RB indemnity settlement	(8)	(7)	(15)	(8)	(15)	(23)
Share repurchase	(4)	—	(4)	(23)	—	(23)
Other	—	(12)	(12)	—	(8)	(8)
Total other liabilities	(148)	(314)	(462)	(125)	(367)	(492)
DOJ Resolution Agreement
In July 2020, the Group settled criminal and civil liability with the United States Department of Justice (DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments of $263m (including interest) have been made through June 30, 2024, including a payment of $53m in January 2024. Annual installments of $50m plus interest are due every January 15 from 2025 to 2027, with the final installment of $200m due in December 2027. The Group has the option to prepay. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments using a discount rate equal to the interest rate on the interest-bearing portions. In H1 2024, the Group recorded interest expense totaling $2m (H1 2023: $3m).
Multi-district antitrust class and state claims
As previously disclosed, settlement agreements were entered into during 2023 with three plaintiff classes to fully resolve certain multi-district antitrust claims. Indivior has no further obligations related to this matter.
Other antitrust matters
Certain antitrust cases filed in Virginia state court by Health Care Service Corp. (HCSC), Blue Cross Blue Shield of Massachusetts, Blue Cross Blue Shield of Florida, Molina, and Aetna were settled by agreement of the parties on July 8, 2024 for $85m and mutual releases of claims and counterclaims. A liability was recorded at June 30, 2024 and the settlement will be paid in July 2024. Refer to note 13.
IP related matters
Other liabilities for intellectual property related matters relate to the settlement of litigation with DRL in June 2022. Under the settlement agreement, the Group made a final payment to DRL of $12m during Q1 2024 and has no further obligations related to this matter.
RB indemnity settlement
Under the RB indemnity settlement, the Group has paid $34m of the $50m settlement agreement through June 30, 2024 including $8m paid in January 2024. Remaining annual installment payments of $8m are due in January 2025 and 2026. The Group carries a liability totaling $15m (FY 2023: $23m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of the settlement determined to be 3.75%, considering the timing of payments and other factors. In H1 2024, the Group recorded nil of finance expense (H1 2023: nil) for time value of money on the liability.
Share repurchase
In November 2023, the Group commenced a share repurchase program of $100m. As of June 30, 2024, the liability of $4m represents the amount to be spent under the program through July 26, 2024, after which date the Company has the ability to modify or terminate the program. As of December 31, 2023, the current liability of $23m represented the amount to be spent under the program through February 23, 2024.
Other
Other liabilities primarily represent employee related liabilities which are non-current as of June 30, 2024.
12. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 13 under “Civil Opioid Litigation” and “False Claims Act Allegations”, for which provisions have been recognized, Note 13 sets out the details for legal and other disputes which the Group has assessed as contingent liabilities. Where the Group believes it is possible to reasonably estimate a range for the contingent liability, this has been disclosed.

13. LEGAL PROCEEDINGS
There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote and they are not discussed in this Note.
Antitrust Litigation and Consumer Protection
•Beginning in 2020, cases by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. were filed in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty). In July 2023, Indivior Inc. and BCBSM, Inc. and HMO Minnesota agreed to mutual releases and settlement. The remaining plaintiffs asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. The Group filed demurrers, which the court sustained in part and overruled in part. Separately, Indivior Inc. filed counterclaims against several plaintiffs alleging violations of certain insurance fraud statutes. The plaintiffs demurred. The court overruled HCSC's demurrer but sustained the demurrers of the remaining plaintiffs named in Indivior Inc.'s counterclaims. A jury trial on the merits was set for July 15, 2024 – August 15, 2024. The parties participated in an in-person mediation session on June 11, 2024. On July 8, 2024, the parties reached an agreement to settle all claims and counterclaims for $85m.
•Humana, Inc. filed a Complaint in state court in Kentucky on August 20, 2021 with claims substantially similar to those asserted by other end payors in the HCSC consolidated litigation. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). The court lifted a stay on October 30, 2023. Indivior moved to dismiss the complaint in February 2024. Indivior's motion remains pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). Indivior demurred to the complaint and asserted pleas in bar in early February 2024. In May 2024, the court sustained in part and overruled in part Indivior's demurrers, and took under advisement Indivior's demurrer on statute of limitations grounds. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•As previously disclosed in 2023, Indivior Inc. settled claims of all plaintiff groups in the company's antitrust multi-district litigation ("Antitrust MDL") namely, (i) 41 states and the District of Columbia (the "States"), (ii) end payors, and (iii) direct purchasers (collectively, the "Plaintiffs"). Indivior Inc. reached a settlement with the States for $103m on June 1, 2023. Indivior Inc. entered into a settlement agreement with the end payor class for $30m on August 14, 2023 and received final court approval on December 5, 2023. On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining direct purchaser class for $385m, which received final court approval on February 27, 2024.
•In 2013, Reckitt Benckiser Pharmaceuticals Inc. "RBPI," now known as Indivior Inc. received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs included approximately 79 entities, most of which appeared to be insurance companies or other providers of health benefits plans. The claims of all plaintiffs in the Carefirst action except Humana Inc. and certain of its affiliates were resolved in connection with final approval of the end payor settlement in the Antitrust MDL, and accordingly dismissed on February 14, 2024. The claims of Humana Inc. and certain of its affiliates in the Carefirst action remain pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Civil Opioid Litigation
•The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio) (the "Opioid MDL"). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed.
•Pursuant to mediation, the Group, the Plaintiffs' Executive Committee in the Opioid MDL, and certain state attorneys general reached agreement on the amount of a potential settlement. The Group has recorded a related provision of $75m, reflecting the net present value (NPV) of the agreed amount (See Note 11). The parties, however, still must negotiate material terms and conditions of the final settlement agreement, including structure and scope of the release. The proposed settlement does not include private plaintiffs.
•Separately, Indivior Inc. was named as one of numerous defendants in civil opioid cases that are not part of the Opioid MDL:
◦Indivior was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. These cases include, for example, 35 actions filed in New York state court that were removed to federal court, as well as cases filed in federal district courts sitting in Alabama, Florida, Georgia, and New Mexico. On motion of the plaintiffs, the New York cases were remanded back to state court. Other named defendants have filed a notice of appeal regarding the remand. The plaintiffs in the case filed in the Northern District of Alabama voluntarily dismissed their complaint, subject to certain tolling agreements. The various other federal actions currently are stayed, except Indivior moved to dismiss the complaint in San Miguel Hospital Corp. d/b/a Alta Vista Regional Medical Center v. Johnson & Johnson, et al., No. 1:23-cv-00903 (D.N.M.) in May 2024. Indivior's motion to dismiss remains pending.
◦Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involve claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17, 2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023. Oral argument on the appeal has been set for September 17, 2024.
•Additionally, on May 23, 2024, the Consumer Protection Division of the Office of the Attorney General of Maryland served on Indivior Inc. an administrative subpoena related generally to opioid products marketed and sold in Maryland.
•The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself in the private plaintiff actions. Given the status and preliminary stage of litigation in both the Opioid MDL and the separate federal and state court actions for the private plaintiff cases, no estimate of possible loss in the opioid litigation for the private plaintiffs can be made at this time.
False Claims Act Allegations
•In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023. Indivior answered the sixth amended complaint on March 18, 2024.
•In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. The Group provided the USAO certain information regarding allegations that the government received regarding SUBOXONE Film. There has been no communication regarding this matter with the USAO since 2022.
U.K. Shareholder Claims
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE Tablets to SUBOXONE Film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals. The appellate court has indicated that it will hear the appeal between December 10 and 12, 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Opiant Shareholder Claims
•On November 8, 2023, plaintiff James Litten filed a class action complaint in the Delaware Court of Chancery alleging that former officers and directors of Opiant Pharmaceuticals, Inc. ("Opiant") breached fiduciary duties of care, loyalty, and good faith in connection with Indivior PLC's 2022 acquisition of Opiant. The defendants moved to dismiss the complaint on January 26, 2024. On March 21, 2024, the plaintiff filed an amended complaint, which added Lazard Freres & Co. LLC, which was Opiant's advisor in the acquisition as a defendant. The defendants moved to dismiss the amended complaint on June 21, 2024. The motion to dismiss remains pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Dental Allegations
•The Group has been named as a defendant in numerous lawsuits alleging that Suboxone® Film was defectively designed and caused dental injury, and that the Group failed to properly warn of the risks of such injuries. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. Plaintiffs and potential plaintiffs related to these lawsuits generally can be grouped as follows:
▪Dental MDL Plaintiffs: More than 675 of these cases have been consolidated in multi-district litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.) (the "Dental MDL").
▪Dental MDL Schedule A Plaintiffs: One complaint filed in the Dental MDL on June 14, 2024 attached a schedule of nearly 10,000 plaintiffs (the “Schedule A Plaintiffs”). The parties are in the process of negotiating a tolling agreement for the Schedule A Plaintiffs that would permit plaintiffs’ counsel additional time to investigate issues such as whether and when the Schedule A Plaintiffs used any Indivior product before determining whether to file individual complaints that ultimately would be coordinated with the Dental MDL.
▪State Court Plaintiffs: One complaint has been filed in New Jersey state court, and the parties have agreed to toll the claims of more than 850 other individuals in Delaware, New Jersey, and Virginia. Complaints have not yet been filed on behalf of the tolled individuals.
•Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual/provable injury and other matters. These cases are in their preliminary stages. These lawsuits and claims follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products. The Group has been informed by its primary insurance carrier that defense costs for the Dental MDL should begin to be reimbursed now that the Group's self-insurance retention has been exhausted. To date, the primary insurance carrier has reimbursed the Group for $0.1m in defense costs. Additionally, the Group's primary insurance carrier has issued a reservation of rights against payment of any liability costs. In the event of a liability finding, various factors could affect reimbursement or payment by insurers, if any, including (i) the scope of the insurers’ purported defenses and exclusions to avoid coverage, (ii) the outcome of negotiations with insurers, (iii) delays in or avoidance of payment by insurers and (iv) the extent to which insurers may become insolvent in the future. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•Applications to file class actions based on similar allegations as in the Dental MDL were filed in Quebec and British Columbia against various subsidiaries of the Group, among other defendants, in April 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
14. TRADE AND OTHER PAYABLES

	Jun 30, 2024	Dec 31, 2023
	$m	$m
Accrual for rebates, discounts and returns	(589)	(507)
Rebates payable	(2)	(28)
Accounts payable	(46)	(39)
Accruals and other payables	(155)	(150)
Other tax and social security payable	(17)	(19)
Total trade and other payables	(809)	(743)

15. SHARE CAPITAL

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2024	136,526	$0.50	68
Ordinary shares issued	1,356	$0.50	1
Shares repurchased and canceled	(3,898)	$0.50	(2)
At June 30, 2024	133,984		67

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2023	136,481	$0.50	68
Ordinary shares issued	1,882	$0.50	1
Shares repurchased and canceled	(484)	$0.50	—
At June 30, 2023	137,879		69
Ordinary shares issued
During the period, 1,356k ordinary shares at $0.50 each (H1 2023: 1,882k at $0.50 each) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan, the Indivior U.K. Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. In H1 2024, net settlement of tax on employee equity awards was $20m (H1 2023: $21m).
Shares repurchased and canceled
On May 3, 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 39,699k of ordinary shares, (equivalent shares post share consolidation: 7,940k) which concluded on February 28, 2023. During the prior period, the Company repurchased and canceled 484k ordinary shares with a nominal value of $0.50 each.
On November 17, 2023, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 13,632k of ordinary shares and ending no later than August 30, 2024. During the period, the Group repurchased and canceled a total of 3,898k ordinary shares at $0.50 per share under this program for an aggregate nominal value of $2m.
All ordinary shares repurchased during the period under share repurchase programs were canceled resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under the share repurchase program during the period, including directly attributable transaction costs, was $70m (H1 2023: $11m). A net repurchase amount of $4m has been recorded as a financial liability and reduction of retained earnings which represents the amount to be spent under the program through July 26, 2024, after which date the Company has the ability to modify or terminate the program. Total purchases under the share repurchase program will be made out of distributable profits.
16. ACQUISITION OF OPIANT
On March 2, 2023, the Group acquired 100% of the share capital of Opiant for upfront cash consideration of $146m and an additional maximum amount of $8.00 per share in Contingent Value Rights (CVR) to be potentially paid upon achievement of net sales milestones. As a result of the acquisition, the Group added OPVEE (nalmefene nasal spray), an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.
Since substantially all of the fair value of the gross assets acquired was concentrated in the OPVEE in-process research and development, the Group accounted for the transaction as an asset acquisition and recorded an intangible asset of $126m.
The cash outflow for the acquisition was $124m in Q1 2023, net of cash acquired, and inclusive of direct transaction costs. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.
Additional acquisition-related costs of $16m were incurred in H1 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.

17. BUSINESS COMBINATION
On November 1, 2023, the Group acquired an aseptic manufacturing facility (the "Facility") in the United States for upfront consideration of $5m in cash and assumption of certain contract manufacturing obligations. The Facility will be further developed to secure the long-term production and supply of SUBLOCADE.
The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as goodwill. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in early 2025.
As of June 30, 2024, committed capital spend for the Facility is approximately $7m.
Identifiable assets acquired and liabilities assumed
As the acquisition was completed in late 2023, the provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. During Q1 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments were reflected in the comparative period presented in the Condensed Financial Statements in accordance with IFRS 3 Business Combinations.The following table provides a reconciliation from the provisional fair values of assets acquired and liabilities assumed at the date of acquisition as reported in the 2023 annual financial statements to the provisional fair values as adjusted during Q1 2024:

	Provisional values
	As Previously Reported	Measurement period adjustment	As adjusted
Net assets acquired	$m	$m	$m
Property, plant and equipment	28	(2)	26
Deferred tax assets	2	(1)	1
Trade and other payables	(1)	—	(1)
Provisions	(29)	6	(23)
Total net assets acquired	—	3	3
Goodwill
Goodwill arising from the acquisition has been recognized as follows, reflecting the Q1 2024 measurement period adjustments:

	Provisional values
	As Previously Reported	Measurement period adjustment	As adjusted
	$m	$m	$m
Consideration transferred	5	—	5
Less: Fair value of net assets acquired	—	(3)	(3)
Goodwill	5	(3)	2
The goodwill is primarily attributable to Indivior-specific synergies relating to accelerated in-sourcing of SUBLOCADE production and the skills and technical talent of the Facility's workforce.

18. DISCONTINUATION OF PERSERIS SALES & MARKETING
As announced on July 9, 2024, the Group discontinued sales and marketing support for PERSERIS. This decision was taken in consideration of guidance on regulatory changes announced during Q2 2024 which are expected to intensify payor management of the treatment category in which PERSERIS competes and would make PERSERIS no longer financial viable. While the Group will continue to supply PERSERIS for the foreseeable future, the expected adverse impacts represented an impairment indicator for PERSERIS-related assets, resulting in an impairment charge across the following asset classes:

Q2 2024
Impairment charges and write downs	$m
Charged to cost of goods sold
Marketed product intangible	9
Plant and equipment	8
Inventory	24
Sub-total: Cost of goods sold	41
Charged to SG&A: Other assets	1
Total impairment charges	42
See also Note 19.
19. SUBSEQUENT EVENTS
In addition to the impairment charges recognized in the Condensed Financial Statements discussed in Note 18, the decision to discontinue sales and marketing of PERSERIS resulted in a headcount reduction of approximately 130 employees and decisions to terminate related contract manufacturing agreements. As a result of these actions, the Group expects to recognize severance and contract termination costs of approximately $23m during Q3 2024, the bulk of which will be paid during H2 2024.
On July 23, 2024, the Company's Board of Directors approved a $100m share repurchase program under its authority from the shareholder resolution announced at the 2024 Annual General Meeting. This new program is expected to commence immediately upon the conclusion of the Group's current $100m share repurchase program.

DIRECTORS’ RESPONSIBILITY STATEMENT
The directors confirm that these condensed interim financial statements have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:
•an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report
The Directors are responsible for the maintenance and integrity of the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Details of Indivior PLC’s Directors are available on our website at www.indivior.com

By order of the Board

Mark Crossley	Ryan Preblick
Chief Executive Officer	Chief Financial Officer

July 24, 2024

Independent review report to Indivior PLC
Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Indivior PLC’s condensed consolidated interim financial statements (the “interim financial statements”) in the H1 and Q2 2024 Financial Results of Indivior PLC for the three and six month periods ended 30 June 2024.
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.
The interim financial statements comprise:
•the Condensed consolidated interim balance sheet as at 30 June 2024;
•the Condensed consolidated interim income statement and Condensed consolidated interim statement of comprehensive income for the three and six month periods then ended;
•the Condensed consolidated interim cash flow statement for the six month period then ended;
•the Condensed consolidated interim statement of changes in equity for the six month period then ended; and
•the explanatory notes to the interim financial statements.
The interim financial statements included in the H1 and Q2 2024 Financial Results of Indivior PLC have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the H1 and Q2 2024 Financial Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review
Our responsibilities and those of the directors
The H1 and Q2 2024 Financial Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the H1 and Q2 2024 Financial Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the H1 and Q2 2024 Financial Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the H1 and Q2 2024 Financial Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
24 July 2024

APPENDIX: ADJUSTED RESULTS
Exceptional items and other adjustments
Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group’s ongoing operations or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group’s activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax related matters.
Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Exceptional items and other adjustments within cost of sales
Amortization of acquired intangible assets[1]	(3)	(2)	(6)	(2)
Discontinuation of sales and marketing for PERSERIS[2]	(41)	—	(41)	—
Total exceptional items and other adjustments within cost of sales	(44)	(2)	(47)	(2)

Exceptional items and other adjustments within SG&A
Legal costs/provision[3]	(160)	—	(160)	—
Discontinuation of sales and marketing for PERSERIS[2]	(1)	—	(1)	—
Acquisition-related costs[4]	(2)	(4)	(4)	(16)
U.S. listing costs[5]	(4)	(4)	(4)	(6)
Total exceptional items and other adjustments within SG&A	(167)	(8)	(169)	(22)

Total exceptional items and other adjustments before taxes	(211)	(10)	(216)	(24)
Tax on exceptional items and other adjustments	44	1	45	3
Exceptional tax items[8]	—	(8)	—	(8)
Total exceptional items and other adjustments	(167)	(17)	(171)	(29)
1.The Group reported adjusted cost of sales to exclude amortization of acquired intangible assets.
2.In H1 2024 and Q2 2024, the Group recognized $41m of exceptional costs related to the discontinuation of sales and marketing for PERSERIS.
3.In H1 and Q2 2024, the Group recognized exceptional costs of $85m related to the July 8, 2024 settlement of certain antitrust legal matters and $75m related to the Opioid MDL (refer to Notes 11 and 13).
4.In H1 2024 and Q2 2024, the Group recognized $4m and $2m, respectively, of exceptional costs related to the acquisition and integration of the aseptic manufacturing site acquired in November 2023 (refer to note 17). In H1 2023 and Q2 2023, the Group recognized $16m and $4m of exceptional costs related to the acquisition of Opiant (refer to Note 16).
5.The Group recognized exceptional costs related to listing Indivior shares on NASDAQ as the primary listing of $4m In H1 2024 and Q2 2024 (H1 2023: $6m and Q2 2023: $4m).
6.Exceptional tax items in H1 and Q2 2023 are comprised of $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies and $3m change in estimate as to the tax benefit of legal provisions booked in the prior year.
Adjusted results
Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Management may use these financial measures to better understand trends in the business.

The tables below present the adjustments between reported and adjusted results for both Q2/H1 2024 and Q2/H1 2023.
Reconciliation of gross profit to adjusted gross profit

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Gross profit	206	226	444	440
Exceptional items and other adjustments in cost of sales	44	2	47	2
Adjusted gross profit	250	228	491	442
We define adjusted gross margin as adjusted gross profit divided by net revenue.
Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Selling, general and administrative expenses	(311)	(133)	(457)	(264)
Exceptional items and other adjustments in selling, general and administrative expenses	167	8	169	22
Adjusted selling, general and administrative expenses	(144)	(125)	(288)	(242)
Reconciliation of operating profit to adjusted operating profit

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Operating profit	(132)	61	(67)	118
Exceptional items and other adjustments in cost of sales	44	2	47	2
Exceptional items and other adjustments in selling, general and administrative expenses	167	8	169	22
Adjusted operating profit	79	71	149	142
We define adjusted operating margin as adjusted operating profit divided by net revenue.
Reconciliation of profit before taxation to adjusted profit before taxation

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Profit before taxation	(135)	62	(72)	120
Exceptional items and other adjustments in cost of sales	44	2	47	2
Exceptional items and other adjustments in selling, general and administrative expenses	167	8	169	22
Adjusted profit before taxation	76	72	144	144
Reconciliation of tax expense to adjusted tax expense

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Tax expense	28	(23)	12	(37)
Tax on exceptional items and other adjustments	(44)	(1)	(45)	(3)
Exceptional tax items	—	8	—	8
Adjusted tax expense	(16)	(16)	(33)	(32)
We define adjusted effective tax rate as adjusted tax expense divided by adjusted profit before taxation.

Reconciliation of net income to adjusted net income

	Q2 2024	Q2 2023	H1 2024	H1 2023
For the three and six months ended June 30	$m	$m	$m	$m
Net income	(107)	39	(60)	83
Exceptional items and other adjustments in cost of sales	44	2	47	2
Exceptional items and other adjustments in selling, general and administrative expenses	167	8	169	22
Tax on exceptional items and other adjustments	(44)	(1)	(45)	(3)
Exceptional tax items	—	8	—	8
Adjusted net income	60	56	111	112
Adjusted diluted earnings per share
Management believes that diluted earnings per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. Weighted average shares used in computing diluted earnings per share is included in Note 6. A reconciliation of net income to adjusted net income is included above.